FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the scrip dividend circular for the second interim dividend for 2011 which was sent to shareholders of HSBC Holdings plc on 31 August 2011. A copy of the scrip dividend circular is available at www.hsbc.com/dividends.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you sold or transferred all or some of your ordinary shares on or before 16 August 2011, but those shares are included in the number shown in box 1 on your Form of Election, Entitlement Advice or Dividend Notification email for the second interim dividend for 2011, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

31 August 2011

Dear Shareholder

SCRIP DIVIDEND SCHEME AND PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING OR HONG KONG DOLLARS

On 1 August 2011, your Directors declared a second interim dividend for 2011 of US$0.09 per ordinary share, payable on 6 October 2011. You may elect to receive:
1.  a scrip dividend of new shares at a 'Market Value' of US$8.5685 (£5.1714) per share;
2.  a cash dividend in United States dollars, sterling, or Hong Kong dollars; or
3.  a combination of cash and scrip dividend.

For illustration, using the exchange rates on 23 August 2011, the second interim dividend in sterling and Hong Kong dollars would have been approximately £0.0543 and HK$0.70 18. The precise amounts which will be payable per ordinary share in either sterling or Hong Kong dollars on 6 October 2011 will be converted from United States dollars using the exchange rates on 26 September 2011 as explained on page 3.

Please read this letter carefully.

In the absence of other instructions the dividend will be paid to you as described below. If you intend to give alternative instructions on how you wish to receive this dividend they must be received by the Company's Registrars by close of business on 21 September 2011. As an alternative to returning a printed Form of Election to make an election or writing to the Registrars to revoke a standing instruction for scrip dividends, you may give instructions electronically through the Registrars' Investor Centre, at the appropriate website address given on page 12. Instructions must be received by close of business on 21 September 2011. Before using this facility you will need to register with the Registrars' Investor Centre and you should do so without delay so that the formalities can be completed in time for you to give your instructions for this dividend by close of business on 21 September 2011. The use of the Registrars' Investor Centre to give your dividend instructions to the Registrars is referred to throughout this document as giving an Electronic Instruction. If you provide an email address to receive electronic communications from HSBC we will send notifications of your dividend entitlements by email. If you have not given a standing instruction to receive new shares you will, in addition to the email notification (the "Dividend Notification email"), be sent a printed Form of Election until such time as you register with the Registrars' Investor Centre and are able to give your instructions electronically.

HSBC Holdings plc
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Registered in England: number 617987. Registered Offi ce: 8 Canada Square, London E14 5HQ
Incorporated in England with limited liability

1.    Scrip dividend
If you have already given standing instructions to receive new shares under the Scrip Dividend Scheme, you will have been sent an Entitlement Advice. You need take no further action if you wish to receive the number of new shares shown on the Entitlement Advice. If you do not wish to receive the maximum entitlement to new shares, a letter revoking your standing instructions must be received by the appropriate Registrars, at the address given on page 12, or an Electronic Instruction must be given, by close of business on 21 September 2011. If you wish to receive new shares in respect of only part of this dividend, or if you wish to receive your cash dividend in any combination of United States dollars, sterling and Hong Kong dollars, please ask the Registrars for a Form of Election in time to return it to them by close of business on 21 September 2011, or give an Electronic Instruction by that time.

If you have not previously given standing instructions to receive new shares under the Scrip Dividend Scheme and you wish to receive new shares in lieu of the cash dividend, you should either complete and sign a printed Form of Election and return it to the appropriate Registrars at the address given on page 12, or give an Electronic Instruction, by close of business on 21 September 2011. If you take no action, you will receive the dividend in cash in the currency indicated on your Form of Election or Dividend Notification email.

We will calculate your entitlement to new shares using a 'Market Value' of US$8.5685 (£5. 1714) for each new share. An explanation of the calculation of 'Market Value' and the basis of allotment of new shares is set out in paragraphs 2 and 3 of the Appendix to this letter. Since fractions of shares cannot be issued, if you have elected to receive new shares in relation to all or part of your holding of ordinary shares, any residual dividend entitlement will be carried forward in United States dollars and added to the next dividend. Residual dividend entitlements carried forward will not bear interest.

The scrip dividend alternative will enable shareholders to increase their holdings of shares without incurring dealing costs or stamp duty. The practice of HM Revenue and Customs under UK domestic law is to apply Stamp Duty Reserve Tax, currently 1.5 per cent of the Market Value to the scrip dividend on shares held through the American Depositary Receipt programme. To the extent that shareholders elect to receive new shares, the Company will benefit by retaining cash which would otherwise be payable by way of dividend. The Appendix to this letter sets out details of the Scrip Dividend Scheme and provides a general outline of the tax considerations in the United Kingdom and overseas.

Please read the next section regarding the payment of dividends in cash, even if you wish to receive your dividend in the form of new shares.

2.    Cash dividend
If your shares were recorded on the Hong Kong Overseas Branch Register at close of business on 18 August 2011, you will automatically receive any dividends payable to you in cash in Hong Kong dollars, unless you have previously elected to receive payment in United States dollars or sterling.

If your shares were recorded on the Principal Register at close of business on 19 August 2011, you will automatically receive any dividends payable to you in cash in sterling, unless you have previously elected to receive payment in United States dollars or Hong Kong dollars. However, if your address is in the United States you will automatically receive any dividends payable to you in cash in United States dollars, unless you have previously elected to receive payment in Hong Kong dollars or sterling.

If your shares were recorded on the Bermuda Overseas Branch Register at close of business on 19 August 2011, you will automatically receive any dividends payable to you in cash in United States dollars, unless you have previously elected to receive payment in Hong Kong dollars or sterling.

The currency in which any dividends payable to you in cash are to be paid is stated on your Form of Election, Entitlement Advice or Dividend Notification email. If you wish to give standing instructions to receive such dividends in one of the other available currencies (United States dollars, sterling or Hong Kong dollars), you should either complete the One Currency Election on page 2 of a printed Form of Election or Entitlement Advice, or give an Electronic Instruction. Completion of the One Currency Election on the reverse of a printed Form of Election or Entitlement Advice will not revoke a standing instruction to receive the maximum entitlement to new shares under the Scrip Dividend Scheme.

3. Combination of cash and scrip dividend
If you wish to receive this dividend in a combination of the available currencies or in a combination of cash and new shares, you must either complete Section B on page 1 of the Form of Election or give an Electronic Instruction. If you have received an Entitlement Advice and not a Form of Election and you wish to receive your dividend in cash, in any combination of the available currencies, or in a combination of cash and new shares, you should either write to the appropriate Registrars at the address given on page 12 to revoke your standing instructions for scrip dividends and to request a Form of Election in time to return it to them by close of business on 21 September 2011, or give an Electronic Instruction by this time.

Dividends payable in sterling or Hong Kong dollars on 6 October 2011 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 26 September 2011. The exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Dividend warrants and, where applicable, new share certificates are expected to be mailed to shareholders entitled thereto at their risk on or about 6 October 2011.

Whether you elect to receive your dividends in cash or in shares, it is recommended that you provide payment instructions either through the Registrars' Investor Centre or by completing and returning the Dividend Payment Instruction on page 2 of a printed Form of Election or Entitlement Advice, so that any dividends payable to you in cash can be sent to your bank account(s) as you require. It is not necessary for you to provide payment instructions if you have already given instructions for cash dividends to be sent direct to your bank account and you do not wish to change those instructions.

Yours sincerely

R G Barber
Group Company Secretary

APPENDIX

SCRIP DIVIDEND SCHEME ('THE SCHEME')

1.	Terms
The Scheme, authority for which shareholders renewed at the Annual General Meeting on 25 May 2007 for a further five-year period, will apply in respect of the second interim dividend for 2011.

As stated in the announcement of the second interim dividend for 2011 made on 1 August 2011, any person who had acquired ordinary shares registered on the Hong Kong Overseas Branch Register should have lodged the share transfer with the Hong Kong Overseas Branch Registrar before 4.00 pm on Thursday 18 August 2011 in order to receive the dividend. Any person who had acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register should have lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar before 4.00 pm on Friday 19 August 2011 in order to receive the dividend.

Holders of ordinary shares on the Hong Kong Overseas Branch Register as at the close of business in Hong Kong on 18 August 2011 or on the Principal Register as at the close of business in England on 19 August 2011 or on the Bermuda Overseas Branch Register as at the close of business in Bermuda on 19 August 2011 (other than those shareholders referred to below) will be able to elect to receive new shares in respect of all or part of their holdings of shares (see paragraph 3 below) as an alternative to receiving the second interim dividend for 2011 of US$0.09 per share in cash.

The new ordinary shares will be issued subject to the Articles of Association of the Company and will rank equally with the existing issued ordinary shares in all respects.

               2.   Market Value
The 'Market Value' is the average of the middle market quotations for the ordinary shares on the London Stock Exchange, as derived from the Daily Official List, for the five business days beginning on 17 August 2011. Since the dividend is declared in United States dollars, the average of the middle market quotations of £5.17 14 was then converted into United States dollars using the exchange rate quoted by HSBC Bank plc in London at 11.00 am on 23 August 2011, giving the Market Value of US$8.5685 for each new share.

3.	Basis of allotment and examples Your entitlement to new shares is based on:

(a)  the Market Value (as defined in paragraph 2 above) of US$8.5685 per share;
(b)  the cash dividend of US$0.09 per share; and
(c)  the number of shares held by you on the record date being 18 August 2011 on the Hong Kong Overseas Branch Register and 19 August 2011 on the Principal Register or the Bermuda Overseas Branch Register.

The formula used for calculating your entitlement is as follows:

Number of shares held at the record date x cash dividend per share + any residual dividend entitlement brought forward = maximum dividend available for share election

Maximum dividend available    = maximum number of new shares
Market Value                      (rounded down to the nearest whole number)

You may elect to receive new shares in respect of all or part of your holding of ordinary shares. No fraction of a share will be issued.

If you elect to receive the maximum number of new shares in lieu of your dividend, a residual dividend entitlement may arise, representing the difference between the total Market Value of the new shares and the maximum dividend available on your shareholding. This residual dividend entitlement will be carried forward in United States dollars (without interest) to the next dividend (see Example 1).

Example 1
If you have 1,000 ordinary shares, your maximum entitlement will be calculated as follows:
Your cash dividend (1,000 x US$0.09)                                                                           US$ 90.00
Plus residual dividend entitlement brought forward (say)                                        US$    4.00

Maximum dividend available                                                                                         US$ 94.00

Number of new shares = US$94.00 =    10.9704                                                           = 10 new shares
                                  US$8.5685

Total Market Value of 10 new shares = 10 x US$8.5685                                            US$ 85.69
Plus residual dividend entitlement carried forward (US$94.00 - US$85.69)            US$   8.31
                                                                                                                                           US$ 94.00

If you elect to receive only part of your dividend as new shares, you will receive the balance in cash. Any residual dividend entitlement relating to that portion of your holding in respect of which you have elected to receive a scrip dividend of new shares will be carried forward in United States dollars (without interest) to the next dividend (see Example 2).

Example 2
If you have 1,000 ordinary shares and a residual dividend entitlement brought forward of, say, US$4.00, your maximum entitlement will be 10 new shares, as shown in Example 1. Should you wish to elect for new shares on only 600 of your existing 1,000 ordinary shares, you should insert the number 600 in the box in Section B (i) of a printed Form of Election or, if giving an Electronic Instruction, in the relevant box in the Registrars' Investor Centre. The election for new shares and cash balance due to you would then be calculated as follows:

Your cash dividend (1,000 x US$0.09)                                                                         US$ 90.00
Plus residual dividend entitlement brought forward                                                US$   4.00
Maximum dividend available                                                                                        US$ 94.00

600 existing shares on which you wish to receive new shares (600 x US$0.09)   US$ 54.00
Plus residual dividend entitlement brought forward                                                US$   4.00
Total available to elect for new shares                                                                       US$ 58.00

Number of new shares = US$58.00   = 6.7690                                                            = 6 new shares
US$8.5685

Total Market Value of 6 new shares = 6 x US$8.5685                                               US$ 51.42

Plus residual entitlement to be carried forward to next dividend
(US$58.00-US$5 1.42)                                                                                                     US$   6.58

Plus balance of maximum dividend available to be paid in cash
(US$94.00-US$58.00)                                                                                                      US$ 36.00

Maximum dividend available                                                                                        US$ 94.00

In addition to the 6 new ordinary shares, you will receive a cash balance of US$36.00 and US$6.58 will be carried forward in United States dollars (without interest) to your next dividend. The cash balance will be paid to you in the currency indicated in the Dividend Notification email or in box 4 on the Form of Election, unless you give instructions to the contrary by indicating the currency/ currencies you wish to receive in the boxes in sections B (ii) to B (iv) of a printed Form of Election or, if giving an Electronic Instruction, in the relevant boxes in the Registrars' Investor Centre. An example of how Section B of a printed Form of Election might be completed is given on page 6.

Section B Complete this section with the relevant numbers of shares if you wish to receive your dividend in cash in a combination of the available currencies or in a combination of cash and new shares
I/We wish to receive my/our dividend in shares and/or in cash, based on the number of ordinary shares shown in box 1 above, as follows:
in shares (i) Number of shares on which I wish to receive new shares		600	shares
in cash (ii) Number of shares on which I wish to receive cash in sterling	GBP	134	shares
(iii) Number of shares on which I wish to receive cash in US dollars	USD	133	shares
(iv) Number of shares on which I wish to receive cash in Hong Kong dollars	HKD	133	shares
Total number of existing shares (the sum of (i) to (iv))		1000	Shares

If you wish to receive a specific number of new shares, you may calculate the number of existing shares on which you need to elect as follows:

Number of new shares you wish to receive x Market Value              = Number of shares on which to elect to receive new shares
Cash dividend of US$0.09 per share                                                         (rounded up to the nearest whole number)

4 .      Payment of residual dividend entitlements
Residual dividend entitlements will be payable in cash (without interest) if, at any time, you:
•   dispose of your entire holding; or
•   receive the full cash dividend on the whole of your holding; or
•   revoke your standing instructions to receive scrip dividends; or
•   so request in writing to the appropriate Registrars.

5.      How to participate in the Scheme

(a)    If you have already given standing instructions to receive new shares under the Scheme, you will have been sent an Entitlement Advice. You need take no further action unless you wish to revoke your standing instructions or to elect to receive a smaller number of new shares. If you do not revoke your standing instructions by 21 September 2011, you will receive the number of new ordinary shares shown in box 4 on the Entitlement Advice.

If you do not wish to receive new shares, a letter revoking the standing instructions to receive scrip dividends must be received by the Registrars at the appropriate address given on the Entitlement Advice, or an Electronic Instruction must be received, by close of business on 21 September 2011. A cash dividend will then be paid on your entire holding in the currency shown in box 6 on the Entitlement Advice. If, however, you wish to receive new shares in respect of only part of this dividend, or if you wish to receive any dividend payable to you in cash in a currency/currencies other than that shown in box 6 on the Entitlement Advice, please also ask the Registrars for a Form of Election in time to return it to them, or give an Electronic Instruction, by close of business on 21 September 2011. In any event, if you revoke your standing instructions you will receive, for any future dividends to which the Scheme applies, a printed Form of Election or Dividend Notification email and, if you register with the Registrars' Investor Centre, you will be able to give an Electronic Instruction.

(b)    If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive new shares in lieu of a cash dividend on this occasion only, an election to participate in the Scheme must be made on a printed Form of Election or by giving an Electronic Instruction through the Registrars' Investor Centre, each of which should be completed after reading this letter. If you wish to elect to receive the maximum entitlement to new shares for this dividend, you may do so by inserting an 'X' in the box in Section A (i) of a printed Form of Election or by electing for new shares when giving an Electronic Instruction. If you wish to elect to receive a smaller number of shares than the maximum entitlement, you should complete Section B of the printed Form or make the appropriate election when giving an Electronic Instruction. To be valid in respect of the dividend payable on 6 October 2011, a printed Form of Election must be completed correctly, signed and received by the Registrars at the address given on page 2 of the Form, or an Electronic Instruction must be received, by close of business on 21 September 2011.

(c) If you have not previously given standing instructions to receive new shares under the Scheme and you wish to receive the maximum entitlement to new shares automatically for this and for subsequent dividends to which the Scheme applies, you may do so by inserting an 'X' in the box in Section A (ii) of a printed Form of Election or by making the appropriate election when giving an Electronic Instruction. To be valid in respect of the dividend payable on 6 October 2011 a Form of Election must be completed correctly, signed and received by the Registrars at the address given on page 2 of the Form, or an Electronic Instruction must be received, by close of business on 21 September 2011.

Completing Section A (ii) of the printed Form or making the appropriate election when giving an Electronic Instruction will ensure that you receive your maximum entitlement to new shares offered in lieu of the second interim dividend for 2011 payable on 6 October 2011 and for subsequent dividends. Your standing instructions may be revoked by giving signed notice in writing to the appropriate Registrars or by giving an Electronic Instruction on or before the final date for receipt of printed Forms of Election or Electronic Instructions in respect of that dividend. Your standing instructions will lapse automatically if at any time you cease to hold any ordinary shares.

ON THE ASSUMPTION THAT NO RESIDUAL DIVIDEND ENTITLEMENT IS BROUGHT FORWARD, SHAREHOLDERS WITH A HOLDING AS AT THE RECORD DATE OF FEWER THAN 96 ORDINARY SHARES WHO HAVE GIVEN STANDING INSTRUCTIONS TO RECEIVE SCRIP DIVIDENDS, AND SHAREHOLDERS WHO GIVE AN ELECTION TO RECEIVE SCRIP DIVIDENDS ON FEWER THAN 96 ORDINARY SHARES, WILL NOT RECEIVE ANY NEW SHARES ON THIS OCCASION AND WILL HAVE THEIR DIVIDEND ENTITLEMENT RELATING TO THOSE SHARES CARRIED FORWARD IN UNITED STATES DOLLARS (WITHOUT INTEREST) AS DESCRIBED ON PAGE 2.

6.      Overseas shareholders
No person receiving a copy of this document, a Form of Election or a Dividend Notification email in any jurisdiction outside the United Kingdom ('UK') or Hong Kong may treat the same as offering a right to elect to receive new shares unless such offer could lawfully be made to such person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside the UK and Hong Kong who wishes to receive new shares under the Scheme to comply with the laws of the relevant jurisdiction(s), including the obtaining of any governmental or other consents and compliance with all other formalities. It is also the responsibility of any person who receives new shares in lieu of a cash dividend to comply with any restrictions on the resale of the shares which may apply outside the UK and Hong Kong. For example, shareholders in Ontario who have scrip dividend shares allotted to them must ensure that the first trade of their scrip dividend shares is executed on a stock exchange outside Canada.

7.    Issue of share certificates and listing of new shares
Application will be made to the UK Listing Authority and to the London Stock Exchange for the new shares to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new shares, and to the New York, Paris and Bermuda stock exchanges for listing of the new shares.

Existing ordinary shares on the Principal Register may be held either in certificated form, or in uncertificated form through CREST. Where a shareholder has holdings of ordinary shares in both certificated and uncertificated form, each holding will be treated separately for the purpose of calculating entitlements to new shares.
Definitive share certificates for the new shares issued under the Scheme in respect of holdings in certificated form are expected to be mailed to shareholders entitled thereto at their risk on or about 6 October 2011, at the same time as warrants in respect of the cash dividend are mailed. New shares issued under the Scheme in respect of holdings of shares which are in uncertificated form will also be issued in uncertificated form. The Company will arrange for the relevant shareholders' stock accounts in CREST to be credited with the appropriate numbers of new shares on 6 October 2011.
Dealings in the new shares in London, Hong Kong, Paris and Bermuda, and in the American Depositary Shares in New York are expected to begin on 6 October 2011.

8.    If you have sold or transferred your shares
If you sold or transferred all or some of your ordinary shares on or before 16 August 2011 (the date on which the shares eligible for the second interim dividend for 2011 were last quoted cum-dividend on the London, Hong Kong, Paris and Bermuda stock exchanges), but those shares are nevertheless included in the number shown in box 1 on your Form of Election, Entitlement Advice or Dividend Notification email, you should, without delay, consult the stockbroker or other agent through whom the sale or transfer was effected for advice on the action you should take.

9.    General
If all shareholders were to elect to take up their entitlements to new shares under the Scheme in respect of the second interim dividend for 2011, approximately 187,452,073 new shares would be issued, representing an increase of 1.05 per cent in the issued ordinary share capital of the Company as at 23 August 2011.
The total cost of the second interim dividend for 2011, ignoring any elections for the scrip alternative, is approximately US$1,606 million. The applicable tax credit is the sterling equivalent of approximately US$178 million.
Whether or not it is to your advantage to elect to receive new ordinary shares in lieu of a cash dividend or to elect to receive payment in United States dollars, sterling or Hong Kong dollars is a matter for individual decision by each shareholder. HSBC cannot accept any responsibility for your decision. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers.

No acknowledgement of receipt of a printed Form of Election will be issued.

10.         Tax return
To assist shareholders who receive a scrip dividend, we will send a Notional Tax Voucher which may be needed for tax returns. This will contain the following particulars:
·
number of ordinary shares held by you at close of business on the record date being 18 August 2011 on the Hong Kong Overseas Branch Register and 19 August 2011 on the Principal Register or the Bermuda Overseas Branch Register;

·	number of new ordinary shares allotted;
·	total dividend payable;
·	residual dividend entitlement (if any) brought forward from previous dividend;
·	residual dividend entitlement (if any) carried forward to the next dividend;

·	cash equivalent of the new shares allotted; and

·	amount of UK income tax treated as paid on the new shares.

11.Taxation
The precise tax consequences for a shareholder receiving a cash dividend or electing to receive new shares in lieu of a cash dividend will depend upon the shareholder's own individual circumstances. The following is a general outline of the tax consequences in the UK and overseas, based on current law and practice.

No tax is currently withheld from dividends paid by the Company. Such dividends carry a tax credit equal to one-ninth of the dividend.

(i) Cash dividends

UK resident individuals

Individual shareholders, who are resident in the UK for tax purposes, will generally be subject to income tax on the aggregate amount of the dividend and associated tax credit. For example,

on a cash dividend of US$90 an individual would be treated as having received dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10 and as having paid income tax equal to the sterling equivalent of US$10 (the associated tax credit).

Individual shareholders who are liable to income tax at the basic rate only will have no further tax to pay, as the tax liability will be fully extinguished by the associated tax credit.

Individual shareholders who are not liable to income tax are not able to recover the tax credit.

Individual shareholders subject to income tax at the higher rate of 40 per cent or the additional rate of 50 per cent will be liable to tax at the dividend upper rate of 32.5 per cent or the dividend additional rate of 42.5 per cent respectively on the aggregate of the dividend and the associated tax credit. For example, if a higher rate or additional rate tax payer were to receive a dividend of US$90, he/she would for income tax purposes be treated as receiving dividend income equal to the sterling equivalent of both the US$90 dividend received and the associated tax credit of US$10. The related tax liability would be the sterling equivalent of US$32.50 (for a higher rate tax payer) or US$42.50 (for an additional rate tax payer). However, the associated tax credit equal to the sterling equivalent of US$10 would be set against the tax liability, leaving the individual with net tax to pay of the sterling equivalent of US$22.50 or US$32.50 respectively.

UK resident trustees
Trustees of discretionary trusts, which are usually liable to pay income tax at the rate of 50 per cent, may be required to account for additional tax on UK dividend income at 42.5 per cent of the aggregate amount of dividend received and the associated tax credit, against which the effective 10 per cent tax credit may be offset.

UK resident companies
Corporate shareholders (other than certain insurance companies and companies which hold shares on trading account) are not liable to corporation tax or income tax in respect of dividends received from the Company.

UK resident gross funds/charities
There is no entitlement, for either a gross fund or charity, to a tax credit and consequently no claim to recover the tax credit will be possible.

US resident shareholders
The summary information on US federal income tax does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of shares and must not be used for the purpose of avoiding US federal tax penalties.

Shareholders who are subject to US federal income taxation on a net income basis must include cash dividends in income on the date that such holder or the depository holder of the American Depositary Shares ("ADS") receives them.
Subject to certain exceptions for positions that are held for less than 61 days or are hedged, and subject to a foreign corporation being considered a 'qualified foreign corporation' (which includes not being classified for US federal income tax purposes as a passive foreign investment company), certain dividends ('qualified dividends') received by an individual US shareholder before 2013 generally will be subject to US taxation at a minimum rate of 15 per cent. Based on the Company's audited financial statements and relevant market and shareholder data, HSBC does not anticipate being classified as a passive foreign investment company. Accordingly, dividends paid on the shares generally should be treated as qualified dividends.
Distributions made on shares and proceeds from the sale of shares that are paid within the US, or through certain financial intermediaries to US shareholders, are subject to information reporting and may be subject to a US 'backup' withholding tax unless, in general, the US shareholder complies with certain certification procedures or is a corporation or other person exempt from such withholding tax.
Generally, US residents will not be subject to any UK taxation in respect of UK dividend income nor will they be able to recover the associated tax credit.

Other non-UK residents
Generally, non-UK residents will not be subject to any UK taxation in respect of UK dividend income nor will they be able to recover the associated tax credit.

Non-UK resident shareholders may be subject to tax on UK dividend income under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the cash dividend.

There are special rules which apply to non-UK resident discretionary trusts in receipt of UK dividends.

    (ii) Scrip dividends

UK resident individuals
The tax consequences of electing to receive new shares in lieu of a dividend are similar to those of receiving cash dividends.

Individual shareholders who elect to receive new shares in lieu of a cash dividend will be treated as having received income of an amount which, when reduced by income tax at 10 per cent, is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. For example if a shareholder elected to receive new shares in lieu of a US$90 cash dividend, they would for UK tax purposes be treated as receiving income of US$100 and as having paid tax equivalent to US$10.

Individual shareholders who are liable to income tax at the basic rate only will have no further tax to pay. Individual shareholders liable to tax at the higher rate of 40 per cent or the additional rate of 50 per cent will be liable to pay additional tax at the rate of 22.5 per cent or 32.5 per cent respectively of the aggregate of the cash equivalent and associated tax credit (which equates to the sterling equivalent of US$22.50 or US$32.50 respectively in the example above).

For income tax purposes, HM Revenue and Customs will substitute the market value of the shares on the first day they are dealt in on the London Stock Exchange for the 'cash equivalent' if the difference between the cash dividend and the market value equals or exceeds 15 per cent of the market value.

For capital gains tax purposes the new shares will be treated as a separate holding. The base cost of these shares will equal the 'cash equivalent'. If the difference between the cash dividend and the market value equals or exceeds 15 per cent of the market value on the first day that the shares are dealt in on the London Stock Exchange, then the base cost will be the market value.

UK resident trustees
Trustees of discretionary trusts liable to account for income tax on the income of the trust will be treated as having received gross income equal to the 'cash equivalent' as described above. Any tax liability will be calculated in line with the cash dividend treatment described above (tax at a rate of 42.5 per cent being partially offset by the effective 10 per cent tax credit).

UK resident companies
Corporate shareholders will not be liable to corporation tax on the receipt of new shares. For capital gains tax purposes the base cost of these shares will be nil.

UK resident gross funds/charities
There is no entitlement, for either a gross fund or charity, to a tax credit and consequently no claim to recover the tax credit will be possible.

US resident shareholders
The summary information on US federal income tax does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of shares and must not be used for the purpose of avoiding US federal tax penalties. Shareholders who are subject to US federal income taxation on a net income basis and who electto receive new shares in lieu of a cash dividend must include the fair market value of such shares on the dividend payment date, and the tax basis of those shares will equal such fair market value.  Subject to certain exceptions for positions that are held for less than 61 days or are hedged, and subject to a foreign corporation being considered a 'qualified foreign corporation' (which includes not being classified for US federal income tax purposes as a passive investment company), certain dividends ('qualified dividends') received by an individual US shareholder before 2013 generally will be subject to US taxation at a maximum rate of 15 per cent. Based on the Company's audited financial statements and relevant market and shareholder data, HSBC does not anticipate being classified as a passive foreign investment company. Accordingly, dividends paid on the shares or ADSs generally should be treated as qualified dividends.

Distributions made on shares and proceeds from the sale of shares that are paid within the US, or through certain financial intermediaries to US shareholders, are subject to information reporting and may be subject to a US 'backup' withholding tax unless, in general, the US shareholder complies with certain certification procedures or is a corporation or other person exempt from such withholding tax.

Other non-UK residents
Individual shareholders will be treated for UK tax purposes as having received income of an amount which, when reduced by income tax at 10 per cent, is equal to the 'cash equivalent' which would have been received had they not elected to receive new shares. No UK tax assessment will be made on such individuals, but the tax credit cannot be recovered.
However, a non-UK resident shareholder may be subject to tax on the new shares received under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the new shares.

Residual dividend entitlement
A UK resident shareholder will not be subject to UK tax on any amount carried forward as a residual dividend entitlement until either a new share or cash is received. The tax treatment of the new ordinary share will be the same as that of any other new ordinary share issued at the same time as a scrip dividend. Any payment in cash will be taxed as a cash dividend.

A non-UK resident shareholder may be subject to tax on any amount carried forward as a residual dividend entitlement under any law to which that person is subject outside the UK. Non-UK resident shareholders should consult their own tax advisers with regard to their liability to taxation in respect of the residual dividend entitlement.

Timetable of events

Ordinary shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	17 August 2011
American Depositary Shares quoted ex-dividend in New York	17 August 2011
Record date for the second interim dividend for 2011 for holders on the Hong Kong Overseas Branch Register	18 August 2011
Record date for the second interim dividend for 2011 for holders on the Principal Register or the Bermuda Overseas Branch Register	19 August 2011
FINAL DATE FOR RECEIPT BY REGISTRARS OF FORMS OF ELECTION, REVOCATIONS OF STANDING INSTRUCTIONS FOR SCRIP DIVIDENDS AND ELECTRONIC INSTRUCTIONS	21 September 2011
Exchange rate determined for payment of dividends in sterling and Hong Kong dollars	26 September 2011
Payment date - dividend warrants mailed; new share certificates or Bermuda Overseas Branch Register Transaction Advices and Notional Tax Vouchers mailed; and shares credited to stock accounts in CREST	6 October 2011
Expected first day of dealings in new shares in London, Hong Kong, Paris and Bermuda; and in American Depositary Shares in New York	6 October 2011

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC's website. To receive future notifications of the availability of a corporate communication on HSBC's website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

Further copies of this letter, replacement Forms of Election and a Chinese translation of this and future documents may be obtained from the Registrars.

Principal Register                                                           Hong Kong Overseas Branch Register
Computershare Investor Services PLC                              Computershare Hong Kong Investor Services Limited
The Pavilions                                                        Rooms 1712-1716, 17th Floor
Bridgwater Road                                                              Hopewell Centre
Bristol                                                        183 Queen's Road East
BS99 6ZZ                                                                             Hong Kong SAR
United Kingdom                                                  Telephone: 2862 8555
Telephone: (44) 0870 702 0137                                            Email: hsbc.ecom@computershare.com.hk
Email via website:                                                   Investor Centre:
www.investorcentre.co.uk/contactus                                    www.computershare.com/hk/investors
Investor Centre:
www.computershare.com/investor/uk

Bermuda Overseas Branch Register                                    US Shareholder helpline

Investor Relations Team                                                  Telephone: 1 866 299 4242
HSBC Bank Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda
Telephone: 299 6737
Email: hbbm.shareholder.services@hsbc.bm
Investor Centre: www.computershare.com/investor/bm

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 ("nominated persons"). The main point of contact for nominated persons remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to nominated persons' personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC's Registrars. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

The Directors of HSBC Holdings plc are D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, R A Fairhead†, A A Flockhart, J W J Hughes-Hallett†,
W S H Laidlaw†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                   Date: 31 August, 2011